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                                                                    EXHIBIT 99.1

                                  Risk Factors


Our substantial indebtedness could adversely affect our financial health and severely limit our ability to plan for or respond to changes in our business. In addition, we are permitted to incur substantially more debt in the future, which could aggravate the risks described below.

To finance the December 1998 recapitalization, we have incurred a significant amount of indebtedness. As of June 20, 1999, our consolidated indebtedness was $724.8 million. After giving pro forma effect to the recapitalization as if it had been completed on December 29, 1997, our ratio of earnings to fixed charges for the fiscal year ended January 3, 1999 would have been 1.0. Further, the terms of the indenture relating to our senior subordinated notes permit us to incur substantial indebtedness in the future, including up to an additional $100 million under our revolving credit facility.

Our ability to make payment on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations and available borrowings under our new revolving credit facility will be adequate to meet our liquidity needs over the next several years.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule, in the amounts projected or at all, or that future borrowings will be available to us under our new revolving credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we cannot generate sufficient cash flow from operations to pay our indebtedness when due, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all or that any other action can be effected on satisfactory terms, if at all.

Our substantial indebtedness could have other important consequences. For example, it could:

         - increase our vulnerability to general adverse economic and industry conditions;

         - require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes;
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         -        limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a competitive disadvantage compared to our competitors that may have less debt;

         - limit, by the financial and other restrictive covenants in the indebtedness, among other things, our ability to borrow additional funds; and

         - have a material adverse effect on us if we fail to comply with the covenants in our indebtedness because such failure could result in an event of default which, if not cured or waived, could result in a substantial amount of our indebtedness becoming immediately due and payable.

The pizza delivery market is highly competitive, and increased competition could adversely affect our operating results.

We believe we compete on the basis of product quality, delivery time, service and price. We compete in the United States against three national chains, Pizza Hut, Papa John's and, to a lesser extent, Little Caesar's, along with regional and local concerns. Although we believe we are well positioned to compete because of our leading market position, focus and expertise in the pizza delivery business and strong national brand name recognition, we could experience increased competition from existing or new companies and loss of market share, which could have an adverse effect on our operating results.

We also compete on a broader scale with other international, national, regional and local restaurants and quick-service eating establishments. No reasonable estimate can be made of the number of competitors on this scale. The overall food service industry and the quick-service eating establishment segment are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in: consumer tastes; national, regional or local economic conditions; currency fluctuations to the extent international operations are involved; demographic trends; and disposable purchasing power. We compete within the food service industry and the quick-service eating establishment segment not only for customers, but also for management and hourly personnel, suitable real estate sites and qualified franchisees.
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We do not have written contracts with most of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver as required.

We have historically had long-lasting relationships with our suppliers. More than half of our major suppliers have been with us for over 14 years. As a result, we typically rely on oral rather than written contracts with our suppliers. In the case of cheese, where we have only one supplier, we have a written agreement. Although we have not experienced significant problems with our suppliers, there can be no assurance that our suppliers will not implement significant price increases or that suppliers will meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

Increases in food, labor and other costs could adversely affect our profitability and operating results.

An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs and the availability of qualified management and hourly employees may adversely affect our operating costs. Most of the factors affecting costs are beyond our control. Most products used in our pizza, particularly cheese, are subject to price fluctuations, seasonality, weather, demand and other factors. Labor costs are primarily a function of minimum wage and availability of labor. Cheese and labor costs of a typical store represent 7.6% and 28.5% of store sales, although we only bear such costs at our corporate-owned stores.

If we fail to successfully implement our growth strategy, our ability to increase our revenues and operating profit could be adversely affected.

We have grown rapidly in recent periods. We intend to continue our growth strategy primarily by increasing the number of our domestic and international stores. We and our franchisees face many challenges in opening new stores, including, among others:

         -        selection and availability of suitable store locations;

         -        negotiation of acceptable lease or financing terms;

         - securing of required domestic or foreign governmental permits and approvals; and

         -        employment and training of qualified personnel.

The opening of additional franchises also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenue and operating income. In addition, although we have successfully tested an alternative store concept called Delivery Express, we have not yet opened a significant number of Delivery Express stores and cannot predict with certainty the success of the concept on a widespread basis.



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Our international operations subject us to additional risks which may differ in each country in which we do business.

Our financial condition and results of operation may be adversely affected when global markets in which our franchised stores compete are affected by changes in political, economic or other factors. These factors over which neither we nor our franchisees have control may include changes in exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes or other external factors. We are currently planning to expand our international operations which may increase the effect of these factors.

A third party has filed a patent infringement claim against us relating to the Domino's HeatWave Hot Bag.

The plaintiffs asserted that the heat retention cores inside the Domino's HeatWave Hot Bag infringe a patent they own. In addition to damages, the plaintiffs are seeking an injunction to enjoin the manufacture, sale or use of the heat retention cores inside the Domino's HeatWave Hot Bag. Although we intend to vigorously defend against the claim, we cannot predict the ultimate outcome of the claim.

Our business depends on retention of our current senior executives and key personnel and the success of our new chief executive officer.

Our success will continue to depend to a significant extent on our executive team and other key management personnel. We have entered into employment agreements with certain of our executive officers. There can be no assurance that we will be able to retain our executive officers and key personnel or attract additional qualified management. In connection with the completion of the recapitalization, Mr. Monaghan, our founder and chief executive officer, retired and became a director. Mr. Brandon has recently joined us as our new Chief Executive Officer. Although we are very pleased to have him assume this role, we cannot assure you of his success.

The ability of the Company to take major corporate actions is limited by the TISM stockholders agreement.

In connection with the recapitalization, all of the stockholders of TISM entered into a stockholders agreement which provides, among other things, that the approval of the holders of a majority of the voting stock of TISM subject to the stockholders agreement will be required for TISM or its subsidiaries, including the Company, to take various specified actions, including among others, major corporate transactions such as a sale or initial public offering, acquisitions and divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans.
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Pursuant to the stockholders agreement and the Articles of Incorporation of
TISM, the Bain Capital funds will have the power to block any such transaction or action and to elect up to half of the Board of Directors of TISM. The Bain Capital funds may have different interests as equity holders than those of holders of our $275 million Senior Subordinated Notes ("Notes").

Our business may be adversely affected if our critical computer systems, or those of our suppliers and vendors, do not properly handle date information in Year 2000.

Upon completion of the implementation of certain new computer systems and remediation of our legacy supply chain system by October 31, 1999, we believe that all of our critical internal information systems will operate correctly with regard to the import, export, and processing of date information, including correct handling of leap years, in connection with the change in the calendar year from 1999 to 2000. We also plan to inventory and address other less critical equipment and machinery, such as facility equipment, that may contain embedded technology with Year 2000 compliance problems. We expect to complete this effort no later than September 30, 1999. We also have material relationships with franchisees, suppliers and vendors that may not have adequately addressed the Year 2000 issue with respect to their equipment or information systems. Although we are attempting to assess the extent of their compliance efforts, we have received written assurances from only a portion of this group and, accordingly, cannot determine the risk to our business. In the event that we are unable to complete planned upgrades or implement replacements systems prior to December 31, 1999 or in the event our franchisees, suppliers and vendors do no adequately address the Year 2000 issue before such date, we may experience significant disruption or delays in our operations, which in turn could have a material adverse effect on our business.

We may not have the ability to raise the funds necessary to finance the change of control offer required by our indenture.

Upon the occurrence of certain specific kinds of change of control events, we must offer to repurchase all outstanding Notes. It is possible, however, that we will not have sufficient funds at the time of the change of control to make the required repurchase of the Notes or that restrictions in our senior credit facilities will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture.

The occurrences of certain of the events that would constitute a change of control under the indenture would constitute a default under the senior credit facilities. Our senior indebtedness and the senior indebtedness of our subsidiaries may also contain prohibitions of certain events that would constitute a change of control. Moreover, the exercise by the holders of the Notes of their right to require us to repurchase the Notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect on us of such repurchase. The terms of the senior credit facilities will, and other senior debt may, prohibit the prepayment of the Notes by us prior to their scheduled maturity. Consequently, if we are not able to prepay the indebtedness under the senior credit facilities and any other senior indebtedness containing similar restrictions, we will be unable to fulfill our repurchase obligations if holders of the Notes exercise their
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repurchase rights following a change of control, thereby resulting in a default under the indenture.

There can be no assurance that our current insurance coverage will be adequate, that insurance premiums for such coverage will not increase or that in the future we will be able to obtain insurance at acceptable rates, if at all.

Through December 19, 1998, we self-insured our commercial general liability, automobile liability, and workers' compensation liability exposures up to levels ranging from $500,000 to $1 million per occurrence, and maintained excess and umbrella insurance coverage above those levels up to amounts ranging from $60 million to $105 million per occurrence on our commercial general liability and automobile liability policies and up to statutory limits on our workers' compensation policies. Effective December 20, 1998, we acquired first-dollar insurance coverage for all of the above exposures, with total coverage of $105 million per occurrence on our commercial general liability and automobile liability policies and up to statutory limits on our workers' compensation policies. We also maintain commercial property liability insurance. These policies provide a variety of coverages and are subject to various limitations, exclusions and deductibles. There can be no assurance that such liability limitations will be adequate, that insurance premiums for such coverage will not increase or that in the future we will be able to obtain insurance at acceptable rates, if at all. Any such inadequacy of or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.